SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13G

                 Under the Securities Exchange Act of 1934
(Amendment No. 10 )*


INTERNATIONAL TECHNOLOGY CORPORATION
                             (Name of Issuer)


Common Stock
                      (Title of Class of Securities)


460465 10 7
                              (CUSIP Number)






     Check the following box if a fee is being paid with this statement
      .   (A fee is not required only if the filing person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                (Continued on following pages(s))


     Page 1 of  8  Pages

                         As of 12-31-95




     CUSIP No. 460465 10 7 (ITX)   13 G                   Page 2 of 8 Pages
                                                             As of 12-31-95



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mathers and Company, Inc.
               IRS ID #36-2666070

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               An Illinois Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5, 6, 7 AND
8)

5.   SOLE VOTING POWER

             67,300 *

6.   SHARED VOTING POWER

               None *

     *Persons who are officers of Mathers and Company, Inc., including Mr. Van der Eb, also serve as officers of Mathers Fund, Inc. In their capacity as officers of the Fund, these persons vote the additional shares included in this schedule which are owned by the Fund.

7.   SOLE DISPOSITIVE POWER

          3,424,300

8.   SHARED DISPOSITIVE POWER

               None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,424,300

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

               Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3,424,300 / 35,760,000 = 9.6%

12.  TYPE OF REPORTING PERSON

               IA, CO


CUSIP No. 460465 10 7 (ITX)        13 G                  Page 3 of  8 Pages
                                                             As of 12-31-95

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Henry G. Van der Eb, Jr.
               SS ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5, 6, 7 AND
8).


5.   SOLE VOTING POWER

            258,800 *

     * Including shares held in advisory accounts for which Mathers and Company, Inc. has sole voting power.

6.   SHARED VOTING POWER

          3.357,000 **

     ** Persons who are officers of Mathers and Company, Inc., including Mr. Van der Eb, also serve as officers of Mathers Fund, Inc. In their capacity as officers of the Fund, these persons vote the shares included in this schedule which are owned by the Fund.

7.   SOLE DISPOSITIVE POWER

          3,615,800

8.   SHARED DISPOSITIVE POWER

          None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,615,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3,615,800 / 35,760,000 = 10.1%

12.  TYPE OF REPORTING PERSON

          HC, IN

CUSIP No. 460465 10 7 (ITX)        13 G                   Page 4 of 8 Pages
                                                             As of 12-31-95



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mathers Fund, Inc.
               IRS ID #36-2554362

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5, 6, 7 AND
8).


5.   SOLE VOTING POWER

          3,357,000

6.   SHARED VOTING POWER

               0

7.   SOLE DISPOSITIVE POWER

               0

8.   SHARED DISPOSITIVE POWER

               0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,357,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

               Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3,357,000 / 35,760,000 = 9.4%

12.  TYPE OF REPORTING PERSON

               IV, CO





CUSIP No. 460465 10 7 (ITX)      13G                      Page 5 of 8 Pages
                                                             As of 12-31-95


Item 1(a)      Name of Issuer:

               International Technology Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               23456 Hawthorne Boulevard, Suite 220
               Torrance, CA 90505

Item 2(a)      Name of Persons Filing:

               Mathers and Company, Inc. ("Mathers");
               Henry G. Van der Eb, Jr.;
               Mathers Fund, Inc.("Mathers Fund")

Item 2(b)      Address of Principal Business Office:

               100 Corporate North, Suite 201
               Bannockburn, IL 60015

Item 2(c)      Citizenship:

               Mathers and Company, Inc. - An Illinois corporation Henry G. Van der Eb, Jr. - U.S.A.
               Mathers Fund, Inc. - A Maryland corporation

Item 2(d)      Title of Class of Securities:

                       Common Stock

Item 2(e)      CUSIP Number:

                       460465 10 7 (ITX)

Item 3. This statement is filed pursuant to Rules 13d-1(b)or 13d-2(b) by Mathers, an investment adviser registered under section 203 of the Investment Advisers Act of 1940, by Mathers Fund, an open-end investment company registered under the Investment Company Act of 1940 which is managed by Mathers, and by Mr. Van der Eb. Mr. Van der Eb is the President, Director and controlling shareholder of Mathers and, as such, may be deemed pursuant to Rule 13d-3 to also have beneficial ownership of the shares reported on this Schedule. Mr. Van der Eb disclaims beneficial ownership of all such shares held by the Mathers Fund and other advisory accounts of Mathers. Mr. Van der Eb is also the Chairman and a Director of the Mathers Fund.




CUSIP No. 460465 10 7 (ITX)       13G                           Page 6 of 8
                                                             As of 12-31-95


Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                       See No. 9, Pages 2, 3, & 4


               (b) Percent of Class:

                    See No. 11, Pages 2, 3 & 4

               (c) Number of shares as to which such person has:
                    See No. 7, Pages 2, 3 & 4

                      (i) sole power to vote or to direct the vote
                          See No. 7, Pages 2, 3 & 4

                     (ii) shares power to vote or to direct the
                                                   vote NONE

                    (iii) sole power to dispose or to direct the
                          disposition of  See No. 9,Pages 2, 3 & 4

                     (iv) shared power to dispose or to direct the
                          disposition of NONE

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Of the securities reported upon by Mathers and by Mr. Van der Eb in this schedule, 3,424,300 are held by Mathers and Company clients, including the 3,357,000 shares owned by the Mathers Fund of which there are more than 13,000
          shareholders.   Mr. Van der Eb disclaims beneficial
          ownership of all such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Mr. Van der Eb, an individual, is the controlling shareholder of Mathers, a registered investment adviser which has acquired the shares of ITX for the accounts of advisory clients.



CUSIP No. 460465 10 7 (ITX)       13G                           Page 7 of 8
                                                             As of 12-31-95


Item 8.   Identification and Classification of Member of the Group.

          Not Applicable.


Item  9.  Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   MATHERS AND COMPANY, INC.



HENRY G. VAN DER EB, JR.           By:HENRY G. VAN DER EB, JR.
Henry G. Van der Eb, Jr.              Henry G. Van der Eb, Jr.
    Individually                      President


                                   MATHERS FUND, INC.



Date:  February 13, 1996           By:HENRY G. VAN DER EB, JR.
                                      Henry G. Van der Eb, Jr.
                                      Chairman




CUSIP No. 460465 10 7 (ITX)      13G                            Page 8 of 8
As of 12-31-95


                                                                  EXHIBIT A




                          JOINT FILING AGREEMENT

     Each of the undersigned parties hereby agrees to the joint filing of a statement of beneficial ownership on Schedule 13G to satisfy the separate reporting obligations of each of them pursuant to Rule 13d-1(b), promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of International Technology Corporation (ITX) which are held by certain investment advisory accounts managed by Mathers and Company, Inc. It is agreed that such statement shall be deemed filed on behalf of each of such parties, but this agreement shall not be construed as creating responsibility by any party for the completeness and accuracy of any information contained in such statement concerning the other parties.



Dated:    February 13, 1996



                              HENRY G. VAN DER EB, JR.
                              Henry G. Van der Eb, Jr.,Individually


                              MATHERS AND COMPANY, INC.



                              By:HENRY G. VAN DER EB, JR.
                                   Henry G.Van der Eb,Jr.,President


                              MATHERS FUND, INC.



                              By:HENRY G. VAN DER EB, JR.
                                  Henry G. Van der Eb, Jr.,Chairman